January 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.	Mr. Mark Cowan
Document Control—EDGAR

RE:	Columbia Funds Variable Series Trust II
Columbia Variable Portfolio—Commodity Strategy Fund
Post-Effective Amendment No. 27
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 27 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new series to Columbia Funds Variable Series Trust II (Registrant). This post-effective amendment shall become effective on the seventy-fifth day after filing.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies, Principal Risks and About the Fund’s Wholly-Owned Subsidiary sections are identical or substantially similar to those found in prior filings by Registrant for other series of the Registrant.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Heidi Brommer at 612-671-2403.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President and Chief Legal Officer
Columbia Funds Variable Series Trust II